UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission File Number: 001-40892

The Very Good Food Company Inc.

(Translation of the registrant’s name into English)

2748 Rupert Street

Vancouver, British Columbia

Canada V5M 3T7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 30, 2022, The Very Good Food Company Inc. (the “Company” or “we” or “our”) entered into a securities purchase agreement with an institutional investor, pursuant to which it issued (i) 13,100,000 of its common shares (the “Common Shares”) at a price of $0.20 per Common Share, (ii) 19,400,000 prefunded warrants to purchase Common shares (each a “Prefunded Warrant” and collectively, the “Prefunded Warrants”), and (iii) 32,500,000 warrants to purchase Common Shares (each a “Warrant” and collectively, the “Warrants”) in a private placement.

Among other things, (i) each Warrant is exercisable for $0.2582 per Common Share and has a term of 5 years from the issuance date and (ii) each Prefunded Warrant is exercisable for $0.0001 per Common Share and has a term of 5 years from the issuance date. If at the time of exercise there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of the Common Shares underlying the Warrants and the Prefunded Warrants to the holder, the holder may, in its sole discretion, elect to exercise the Warrant or the Prefunded Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the Warrant and the Prefunded Warrants, as applicable. If we do not issue the shares in a timely fashion, the Warrant and the Prefunded Warrant each contain certain damages provisions. A holder will not have the right to exercise any portion of (i) the Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of our Common Shares outstanding immediately after giving effect to the exercise or (ii) the Prefunded Warrant if the holder (together with its affiliates) would beneficially own in excess of 9.99%, in each case as such percentage of beneficial ownership is determined in accordance with the terms of the Warrants and the Prefunded Warrants, as applicable. However, any holder may increase or decrease such percentage, but not in excess of 9.99%, provided that any increase will not be effective until the 61st day after such election. The exercise price of the Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Shares and also upon any distributions of assets, including cash, stock or other property to our shareholders. If a fundamental transaction occurs, then the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the Warrants and Prefunded Warrants with the same effect as if such successor entity had been named in the Warrant and the Prefunded Warrants itself. If holders of our Common Shares are given a choice as to the securities, cash or property to be received in a fundamental transaction, then the holder shall be given the same choice as to the consideration it receives upon any exercise of the Warrant or Prefunded Warrant following such fundamental transaction. In addition, we or the successor entity, at the request of warrant holders, will be obligated to purchase any unexercised portion of the Warrants and the Prefunded Warrants in accordance with the terms of such Warrants.

The securities sold in the offering have not been registered under the Securities Act of 1933, as amended, or state securities laws as of the time of issuance and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from the registration requirements. In connection with the private placement, the Company entered into a registration rights agreement with the purchaser, whereby the Company has agreed to file one or more registration statements with the SEC registering the resale of the securities within thirty (30) days of the date of the securities purchase agreement and shall use commercially reasonable efforts to cause a registration statement to be declared effective under the Securities Act of 1933, as amended, within forty five (45) days of the date of the securities purchase agreement (or, in the event of a “full review” by the SEC, within seventy five (75) days of the date of the securities purchase agreement).

Attached to this report on Form 6-K as Exhibit 10.1 is a copy of the form of Securities Purchase Agreement, dated May 30, 2022.

Attached to this report on Form 6-K as Exhibit 10.2 is a copy of the form of Registration Rights Agreement, dated May 30, 2022.

Attached to this report on Form 6-K as Exhibits 4.1 and 4.2 are copies of the form of the Common Share Purchase Warrant and the Pre-Funded Common Share Purchase Warrant, respectively, issued to the purchaser under the Securities Purchase Agreement.

EXHIBIT INDEX

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

4.1	Form of Common Share Purchase Warrant.

4.2	Form of Pre-Funded Common Share Purchase Warrant.

10.1	Form of Securities Purchase Agreement, dated May 30, 2022.

10.2	Form of Registration Rights Agreement, dated May 30, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE VERY GOOD FOOD COMPANY INC.

Date: June 3, 2022	By:	/s/ Dela Salem
Name: Dela Salem
Title: Interim Co-Chief Executive Officer & Director